UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 8, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat
	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

8 March 2016

To:	Australian Securities Exchange[1]	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, Listing Rules & Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the directors for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

[1]	This release was made outside the hours of operation of the ASX market announcements office.

Name of person discharging managerial responsibilities	Carolyn J Hewson

Date of last notice	23 August 2013

Date issuer informed of transaction	7 March 2016

Date and place of transaction	7 March 2016 (Australian Securities Exchange)

Nature of transaction	On-market purchase of 5,000 BHP Billiton Limited shares

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Director indirect interest	Indirect

Nature of indirect interest (including registered holder)	The registered holder is Zanlyn Pty Ltd as trustee for the Zanadu Investment Trust in which Carolyn Hewson has a beneficial interest.

Date of change	7 March 2016

No. of securities held prior to change	10,500 (Indirect) 3,500 (Direct)

Class	Ordinary shares in BHP Billiton Limited

Number acquired	5,000

Number disposed	—

Value/Consideration	$18.57 per share

No. of securities held after change	15,500 (Indirect) 3,500 (Direct)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of BHP Billiton Limited shares

Any additional information	—

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under BHP Billiton’s Securities Dealing Policy a Person Discharging Managerial Responsibilities cannot deal in BHP Billiton Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Closed Period.

If prior written clearance was provided, on what date was this provided?	—

Part 4 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Total number of securities over which options or other rights held at the date of this notice	—

Any additional information	—

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

Name of person discharging managerial responsibilities	Lindsay Maxsted

Date of last notice	22 December 2014

Date issuer informed of transaction	8 March 2016

Date and place of transaction	8 March 2016 (Australian Securities Exchange)

Nature of transaction	On-market purchase of 6,500 BHP Billiton Limited shares

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)

Lindsay Maxsted has an indirect interest in 18,000* ordinary shares in BHP Billiton Limited as follows:

(1) 5,500 ordinary shares in BHP Billiton Limited registered in the name of Jacobite Investments Pty Ltd which holds the shares on behalf of Lindsay Maxsted, as beneficial owner; and

(2) 12,500 ordinary shares in BHP Billiton Limited registered in the name of Align Investments Pty Ltd as trustee for the Lindsay Maxsted Family Superannuation Fund in which Lindsay Maxsted has a beneficial interest.

* Note – total above reflects shares acquired through this transaction.

Date of change	8 March 2016

No. of securities held prior to change	11,500 (Indirect)

Class	Ordinary Shares in BHP Billiton Limited

Number acquired	6,500

Number disposed	—

Value/Consideration	$19.39 per share

No. of securities held after change	18,000 (Indirect)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of BHP Billiton Limited shares

Any additional information	—

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under BHP Billiton’s Securities Dealing Policy a Person Discharging Managerial Responsibilities cannot deal in BHP Billiton Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Closed Period.

If prior written clearance was provided, on what date was this provided?	—

Part 4 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Total number of securities over which options or other rights held at the date of this notice	—

Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

Name of person discharging managerial responsibilities	Baroness Shriti Vadera

Date of last notice	23 February 2012

Date issuer informed of transaction	8 March 2016

Date and place of transaction	7 March 2016 (London Stock Exchange)

Nature of transaction	On-market purchase of 16,000 BHP Billiton Plc shares

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct and Indirect

Nature of indirect interest (including registered holder)	Brewin Dolphin Securities Limited is the registered holder on behalf of Standard Life Trustee Company, the sole trustee for Baroness Vadera’s Self Invested Pension Plan; Baroness Vadera is the beneficial owner.

Date of change	7 March 2016

No. of securities held prior to change	9,000 (Indirect)

Class	Ordinary Shares in BHP Billiton Plc

Number acquired	16,000

Number disposed	—

Value/Consideration	£8.71 per share

No. of securities held after change	16,000 (Direct) 9,000 (Indirect)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of BHP Billiton Plc shares

Any additional information	—

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	—

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under BHP Billiton’s Securities Dealing Policy a Person Discharging Managerial Responsibilities cannot deal in BHP Billiton Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Closed Period.

If prior written clearance was provided, on what date was this provided?	—

Part 4 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Total number of securities over which options or other rights held at the date of this notice	—

Any additional information	—

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18 171 Collins Street, Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	March 8, 2016	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary